June 9, 2017

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	BioLargo, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed June 5, 2017 File No. 333-215730

Dear Mr. Ingram:

We are counsel to BioLargo, Inc., a California corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised the Amended Registration Statement filed on Form S-1 (file No. 333-215730) (the “Registration Statement”) to address each of the commetns set forth in the staff’s comment letter dated June 2, 2017. In relation thereto, the Company is filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which contains the revisions made to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 4 marked to show all changes is attached hereto for your convenience.

Capitalization, page 11

1.

We have reviewed your response to comment one in our letter June 2, 2017. The total amount of the items you present as current liabilities as of March 31, 2017 is $933,498 and not $696,799. It appears you may have incorrectly presented deposits of $236,699 as of March 31, 2017. Please revise and ensure that the total amount of the items you present as current liabilities here agrees to the amount of current liabilities as presented on your balance sheet.

We have revised the capitalization table in the prospectus by removing the line titled “Deposits” to correct this error.

9110 Irvine Center Drive, Irvine, CA 92618

353 W. 48th Street, Suite 340 New York, NY 10036

www.wilsonoskam.com

Dilution, page 11

2.

We have reviewed your response to comment two in our letter dated June 2, 2017. It appears your net tangible book value per share of common stock as of March 31, 2017 was actually $(0.017). Please revise or advise.

We have revised the disclosure of the net tangible book value per share to indicate $(0.017).

We acknowledge that the company and management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement and ensure you that we have made every effort to provide all information relevant to the Company and the offering to allow investors to make an informed decision.

We further acknowledge the requirements with respect to a request for acceleration. After allowing you adequate time for review of the Amendment No. 3, we will furnish the request for at least two business days prior to the requested date of effectiveness.

Please contact me if you have any further question or comments regarding the Amendment No. 5 to the Registration Statement.

Sincerely,

/s/Christopher A. Wilson

Christopher A. Wilson

Partner

Wilson & Oskam, LLP